UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Qifu Technology, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Ruby Finance Holdings Ltd.

c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town

Grand Cayman KY1-9008, Cayman Islands

FountainVest China Capital Partners GP3 Ltd.

c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681

Grand Cayman KY1-1111, Cayman Islands

+852-3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited Suites 2501-2503 & 2514-2516 Two International Finance Centre 8 Finance Street, Central, Hong Kong +852-3972 3900	Douglas Freeman, Esq. Victor Chen, Esq. Chi Pan, Esq. Goodwin Procter (Hong Kong) LLP c/o 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.8 to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 9, 2019 on behalf of each of Ruby Finance Investment Ltd. (“Ruby Investment”), Ruby Finance Holdings Ltd. (“Ruby Holdings”), and FountainVest China Capital Partners GP3 Ltd. (“FountainVest”), as amended by the Amendment No.1 to the Original Schedule 13D filed on December 20, 2019 (the “Amendment No.1”), the Amendment No.2 to the Original Schedule 13D filed on January 2, 2020 (the “Amendment No.2”), the Amendment No.3 to the Original Schedule 13D filed on December 21, 2020 (the “Amendment No.3”), the Amendment No.4 to the Original Schedule 13D filed on March 23, 2021 (the “Amendment No.4”), the Amendment No.5 to the Original Schedule 13D filed on April 2, 2021 (the “Amendment No.5”), the Amendment No.6 to the Original Schedule 13D filed on December 13, 2021 (the “Amendment No.6”), and the Amendment No.7 to the Original Schedule 13D filed on January 4, 2022 (the “Amendment No.7”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No.2, the Amendment No.3, the Amendment No.4, the Amendment No.5 and the Amendment No.6, the “Original 13D Filings”), with respect to Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”) of Qifu Technology, Inc., a Cayman Islands company (“Issuer”). Ruby Investment was dissolved on March 31, 2022 and therefore was no longer a reporting person on this Amendment 8.

**

The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,952,136 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,952,136 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,952,136 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% of the Class A Ordinary Shares (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 19,952,136 Class A Ordinary Shares in the form of 9,976,068 ADSs held by the Ruby Holdings.
(2)

Based on 322,929,669 Class A Ordinary Shares issued and outstanding as of February 28, 2023 as disclosed in the Issuer’s annual report on Form 20-F for the year end December 31, 2022, filed by the Issuer on April 27, 2023.

CUSIP No. 88557W 101	13D/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS FountainVest China Capital Partners GP3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,952,136 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,952,136 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,952,136 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% of the Class A Ordinary Shares (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 19,952,136 Class A Ordinary Shares in the form of 9,976,068 ADSs held by the Ruby Holdings. Ruby Holdings is controlled by FountainVest.
(2)

Based on 322,929,669 Class A Ordinary Shares issued and outstanding as of February 28, 2023 as disclosed in the Issuer’s annual report on Form 20-F for the year end December 31, 2022, filed by the Issuer on April 27, 2023.

CUSIP No. 88557W 101	13D/A	Page 5 of 7 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 8”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 1. Security and Issuer.

Item 1 of the Original 13D Filing is hereby amended and restated as follows:

This Schedule 13D, as amended, relates to Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), par value US$0.00001 each.

ADSs, each representing two Class A Ordinary Shares, of the Issuer are listed on the Nasdaq Stock Market under the symbol “QFIN.”

The principal executive offices of the Issuer are located at 7/F Lujiazui Finance Plaza, No.1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Item 4 of the Original 13D Filing is hereby amended and restated as follows:

Ruby Holdings and FountainVest are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D, as amended, is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

FountainVest is the general partner of each of FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). The FountainVest Funds collectively own 100% of Ruby Holdings, a Cayman Islands company.

Ruby Holdings is principally an investment holding vehicle. Ruby Holdings is a company organized and existing under the laws of the Cayman Islands. The address of the principal office of Ruby Holdings is the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The principal business of each of FountainVest and the FountainVest Funds is investment management. The address of the principal office of each of FountainVest and the FountainVest Funds is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

The directors of FountainVest are Mr. Kui Tang, Mr. George Jian Chuang and Mr. Lynden Rees John. As of the date of this statement, FountainVest does not have any executive officers. Mr. Kui Tang is the Chairman and Chief Executive Officer of FountainVest Partners (Asia) Limited and its affiliates (collectively, “FountainVest Partners”). Mr. George Jian Chuang is the President of FountainVest Partners. Mr. Lynden Rees John is an Executive Director at Waystone Group.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any of the FountainVest Funds or any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 88557W 101	13D/A	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Original Schedule 13D Filing is hereby amended and restated as follows:

Ruby Holdings instructed Citibank, N.A. or its affiliate to sell up to 2,469,651 ADSs over a period of 10 business days from May 1, 2023 through May 12, 2023. The sale of the ADSs was in connection with the cash settlement of the PVSF Transaction (as described below in Item 6).

The weighted average price per share, exclusive of any fees, commissions or other expenses for the sales made between May 1, 2023 through May 12, 2023 are as set forth below:

Date	Shares Sold	Average Price	Sale Price Range
May 1, 2023	174,024	$18.0516	$17.69 –18.33
May 2, 2023	174,025	$17.0420	$16.76 –17.99
May 3, 2023	174,025	$16.9633	$16.55 –17.23
May 4, 2023	174,025	$17.7479	$17.16 –18.02
May 5, 2023	174,025	$18.1066	$17.75 –18.31
May 8, 2023	174,025	$17.9317	$17.73 –18.28
May 9, 2023	174,025	$17.1386	$17.02 –17.40
May 10, 2023	174,025	$16.7528	$16.50 –17.18
May 11, 2023	174,025	$17.1982	$16.68 –17.54
May 12, 2023	174,025	$17.3042	$17.06 –17.63

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

This Amendment No. 8 amends and supplements the statement on Amendment No. 4. The disclosure set forth in Item 6 of Amendment No. 4 is incorporated by reference.

This Amendment No. 8 is being filed in relation to the cash settlement of the PVSF Transaction previously reported in Amendment No. 4.

To effect settlement of the PVSF Transaction, Citibank, N.A. agreed to (1) release its Security Agreement with respect to the ADSs, (2) sell up to 2,469,651 ADSs as instructed by Ruby Holdings over a period of 10 business days from May 1, 2023 through May 12, 2023 and (3) on the Settlement Date, apply proceeds from the sales of the ADSs to cash settle the PVSF Transaction. After settlement of the PVSF Transaction, Ruby Holdings will be the beneficial owner of 9,976,068 ADSs.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2023

Ruby Finance Holdings Ltd.	By:	/s/ Neil Gray
Name: Neil Gray Title: Authorized Signatory

FountainVest China Capital Partners GP3 Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory